UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form SD
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Specialized Disclosure Report

Allot Communications Ltd.

Israel	001-33129	N/A (I.R.S. Employer Identification No.)
22 Hanagar Street Neve Ne’eman Industrial Zone B Hod-Hasharon 4501317 Israel
Rael Kolevsohn General Counsel Tel +972-9-7619200

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Form (“Form SD”) of Allot Communications Ltd. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period of January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”) that originated in the Democratic Republic of the Congo (“DRC”) and certain adjoining countries (the “Covered Countries”).

In accordance with the Rule, the Company has concluded in good faith that during the year ended December 31, 2013:

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Certain of the Company’s operations manufactured, or contracted to manufacture, products (the “Covered Products”) for which the Conflict Minerals are necessary to the functionality or production of those products.

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Based on the Company’s good faith reasonable country of origin inquiry regarding the Conflict Minerals, which was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources, the Company had reason to believe that that the Conflict Minerals may have originated in the Covered Countries and that such Conflict Minerals may not be from recycled or scrap sources.

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Therefore, the Company proceeded to exercise due diligence with respect to the source and chain of custody of the Conflict Minerals and has filed this Form SD and the associated Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, and is publicly available on the Company’s website at http://www.allot.com/quality_management.html.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2—Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Allot Communications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Allot Communications Ltd.

By:	/s/ Rael Kolevsohn	June 2, 2014

	Rael Kolevsohn, General Counsel	(Date)

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Allot Communications